Exhibit 12a
UniSource Energy Corporation
Computation of Ratio of Earnings to Fixed Charges

	9 Months Ended	12 Months Ended		12 Months Ended(2)
	Sep. 30,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2008	2008	2007	2006	2005	2004	2003
	- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$53,603	$71,965	$73,095	$75,039	$76,762	$80,968	$80,844
Other Interest (1)	1,375	2,088	5,480	7,922	3,153	1,947	3,709
Interest on Capital Lease Obligations	42,969	59,079	64,499	72,586	79,098	85,912	84,080

Total Fixed Charges	$97,947	$133,132	$143,074	$155,547	$159,013	$168,827	$168,633

Net Income (Loss)	$(8,906)	$7,301	$58,373	$67,447	$46,144	$45,919	$113,941

Less:
Discontinued Operations — Net of Tax	—	—	—	(1,796)	(5,483)	(5,063)	(7,472)
Accounting Change — Net of Tax	—	—	—	—	(626)	—	67,471

Net Income/(Loss) from Continuing Operations	(8,906)	7,301	58,373	69,243	52,253	50,982	53,942

Add (Deduct):
(Income) Losses from Equity Investees (2)	315	458	340	(210)	(2,113)	(7,121)	3,051
Income Taxes	(1,106)	10,296	39,079	43,936	37,623	37,186	16,531
Total Fixed Charges	97,947	133,132	143,074	155,547	159,013	168,827	168,633

Total Earnings before Taxes and Fixed Charges	$88,250	$151,187	$240,866	$268,516	$246,776	$249,874	$242,157

Ratio of Earnings to Fixed Charges	0.901	1.136	1.684	1.726	1.552	1.480	1.436

(1)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.

(2)	The information previously reported has been reclassified for the discontinued operations of Global Solar, Inc.